

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2018

Frank Celli
Chief Executive Officer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10972

  Re: BioHiTech Global, Inc.
   Registration Statement on Form S-3
   Filed June 29, 2018
   File No. 333-225999

Dear Mr. Celli:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Courtney Lindsay at 202-551-7237 with any questions.

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